TELKOM

1002486

P.E. 2/11/02

02013462

RECEIVED FEB 05 2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date February 01th, 2002

By [signature]

(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

PROCESSED
FEB 13 2002
P THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

PT TELEKOMUNIKASI INDONESIA - CORPORATE OFFICE

Jl. Japati No. 1 Telp. : 62 - 22 - 4521510, Fax. : 62 - 22 - 4240313 Bandung 40133 - Indonesia

TELKOM

PRESS RELEASE

No.TEL. 26/PR000/UHI/02

Tariff Increase for Domestic Fixed-Telephone Services

Bandung, February 01, 2002 – It is hereby announced that Minister of Communication by a letter No.PK.304/1/3 PHB-2002, January 29, 2002 regarding the increase in domestic fixed telephone tariff for 2002, allowed tariff increase in domestic fixed telephone services by 45.49% for 3 (three) years. For year 2002 the increase will be an average of 15% with the following rebalancing structure:

a. Monthly subscription charges increase by an average of 15%, with business segment of 17.62% to 17.90%; residential of 13.79% to 13.97%; and social of 4.72% to 5.10%;
b. Local charges increase by 17%;
c. Domestic Long Distance charges increase by 13%.
d. Local calls with distance above 30 kilometres should be treated as local 2.
e. Pulse as unit of measure for calls to be replaced by period of minutes.

Fixed telephone operators are allowed to prepare tariff changes based on the asserted percentage of tariff increase and may come into effect February 1, 2002.

SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.

Bandung:
Phone: 62-22-4527337
Fax : 62-22-7104743
E-mail : *investor@telkom.co.id*
Website : www.telkom.co.id

Jakarta:
Phone: 62-21-5215109
Fax : 62-21-5220500